Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general that the Company’s Board of Directors (“Board”) approved, at the meeting held on April 27, 2017, the composition of the Audit Committee (“Committee”) for the next annual term of office, which will be effective until the investiture of those elected by the Board’s meeting held immediately after the Annual General Stockholders’ Meeting of 2018.

The members Antonio Francisco de Lima Neto, Diego Fresco Gutierrez, Geraldo Travaglia Filho, Maria Helena Dos Santos Fernandes De Santana and Rogério Paulo Calderón Peres were reelected and Gustavo Jorge Laboissière Loyola was elected and also appointed as Chairman of the Committee.

The investiture of those elected will be formalized after the election is ratified by the Central Bank of Brazil.

Taking into consideration the election of Gustavo Jorge Laboissière Loyola as a new member of the Company’s Audit Committee, we have attached to this Announcement a summary of his curriculum vitae.

São Paulo (State of São Paulo), May 09, 2017.

MARCELO KOPEL

Investor Relations Officer

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CURRICULUM VITAE

Gustavo Jorge Laboissière Loyola

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent member); Elected Chairman of the Audit Committee in April 2017 (process under analysis by the Central Bank of Brazil); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee since July 2008; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Economic Consultancy.

Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to August 1997; Standard and Organization Officer of the Financial System from March 1990 to November 1992.

Main activity of the company: Federal instrumentality.

Academic Background: Bachelor’s degree in Economics from the University of Brasília in 1979. Postgraduate degree in Economics from the Getúlio Vargas Foundation (FGV), Rio de Janeiro, in 1983.